

Mail Stop 4631

August 25, 2016

Via Email
Lori M. Browne
Senior Vice President and General Counsel
Forterra, Inc.
511 Wast John Carpenter Freeway, 6th Floor
Irving, Texas 75062

> **Re: Forterra, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 15, 2016**
> **File No. 333-212449**

Dear Ms. Browne:

We have reviewed the above-captioned filing and have the following comments.

General

1. We note your response to comment 2 of our letter dated August 3, 2016 indicating your clay operations are not material mining operations and that additional disclosure under Industry Guide 7 is not warranted. Please clarify your property disclosures by including in your filing, if true, a statement indicating your company does not own any interest in the past or present Heidelberg Cement AG mining properties, such as Hanson, Lehigh, Calaveras, Cadman, or Mission Valley, that mine limestone, granite, sand and gravel or produce crushed rock.

Unaudited Pro Forma Condensed Combined Financial Information, page 58

2. We note your response to comment 12 of our letter dated August 3, 2016. In regard to the advisory agreement with Hudson Advisors, please address how you intend to replace the services that were provided by this agreement and correspondingly what consideration was given as to whether incremental costs to replace these services need to be reflected in your pro forma financial information pursuant to Rule 11-02(b)(6) of Regulation S-X.

3. We note your response to comment 14 of our letter dated August 3, 2016. The range of useful lives provided in your calculations is very broad. For example, we note that machinery and equipment in adjustment 2(a) on page 67 has a range of useful lives of 1 to 20 years. Please expand your disclosures to break down the calculation into smaller

components and disclose the range of useful lives for each revised category or consider providing the weighted average useful lives for each category.

4. We note your response to comments 15 and 16 of our letter dated August 3, 2016. Given that only a portion of the proceeds of the offering will be used to repay debt, please clarify why all of the shares for the offering will be included in the pro forma weighted average shares outstanding and no additional adjustment to the weighted average shares need be made in connection with the dividend. In this regard, we note that the remaining proceeds will be used for working capital and other general corporate purposes based on your disclosures on page 51. We remind you that common shares whose proceeds will be used for general corporate purposes should not be used in computing pro forma EPS.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Peter Wardle, Esq.
        Bill Wortmann, Esq.
        Jeff Chapman, Esq.
        Joshua Davidson, Esq.
        Samantha Crispin, Esq.